

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2023

Ricardo Camatta Sodré
Chief Financial Officer
VTEX
125 Kingsway, WC2B 6NH
London, United Kingdom

      Re: VTEX
         Form 20-F for the Year Ended December 31, 2022
         Filed March 2, 2023
         File No. 001-40626

Dear Ricardo Camatta Sodré:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Technology